Exhibit 99.1

Four Seasons Education Reports Third Quarter Fiscal 2021 Unaudited Financial Results

SHANGHAI, January 12, 2021 (PRNewswire) – Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education, today announced its unaudited financial results for the third quarter fiscal year 2021, ended November 30, 2020.

Third Quarter Fiscal Year 2021 Financial and Operational Highlights

•	Revenue was RMB67.6 million (US$10.3 million), compared with RMB103.5 million in the same period of last year.
•	Gross profit was RMB25.2 million (US$3.8 million), compared with RMB53.0 million in the same period of last year.
•	Operating loss was RMB12.8 million (US$1.9 million), compared with operating income of RMB10.9 million in the same period of last year.
•	Adjusted operating loss(1) (non-GAAP) was RMB6.8 million (US$1.0 million), compared with adjusted operating income of RMB17.0 million in the same period of last year.
•	Net loss was RMB8.8 million (US$1.3 million), compared with net income of RMB11.3 million in the same period of last year.
•	Adjusted net loss(2) (non-GAAP) was RMB4.5 million (US$0.7 million), compared with adjusted net income of RMB14.5 million in the same period of last year.
•

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders were both RMB0.19 (US$0.03), compared with net income of RMB0.24 and RMB0.23, respectively, for the same period of last year. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders(3) (non-GAAP) were both RMB0.10 (US$0.01), compared with net income of RMB0.31 and RMB0.30, respectively, for the same period of last year.

•	Number of learning centers was 49 as of November 30, 2020, compared with 55 as of November 30, 2019.
•	Total student enrollment(4) was 53,493, compared with 67,714 during the same period of last year.

(1) Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses.

(2) Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and fair value change of investments.

(3) Adjusted basic/diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments per ADS attributable to ordinary shareholders.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial

Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

(4) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

“During the third quarter of fiscal 2021, we continued to optimize our operations to provide a superior learning experience for our students in their pursuit of both academic excellence and personal development,” said Ms. Yi (Joanne) Zuo, Director and Chief Executive Officer at Four Seasons Education. “Total student enrollment reached 53,493 with a better-than-expected revenue, which assures us that our strategies are on track to help our business to recover and return to its pre-pandemic development trajectory. In the third quarter, we spearheaded efforts to further enrich and diversify curricula with new educational programs, spanning a full spectrum of academic subjects in order to cater to the increasing learning needs for high school entrance exams following recent regulatory changes. We were excited to see a 54.5% year-over-year growth in middle school class enrollment this quarter to a new record high.

Our unwavering efforts to enhance our unique curriculum offerings also bore fruit this quarter with continued growth in our enrollment retention rates. Currently, we are seeing a year-over-year increase in cash receipts and enrollment from our winter classes. This is a great testament to the effectiveness of our core capabilities in offering high-quality educational products, making innovative and responsive curriculum development as well as maintaining a strong tutoring team. In addition, we leveraged our deep expertise in delivering tangible learning outcomes to make meaningful strides in our nationwide expansion, resulting in improved enrollment for learning centers outside Shanghai. Going forward, we will continue strengthening our brand educational products and teaching approaches to further drive student enrollment and engagement, paving the way for a future of profitable growth. We are confident that our ability to provide state-of-the-art courses and services has positioned us to capture new opportunities in a recovering market and create a sustainable business in the long run,” Ms. Zuo concluded.

Third Quarter Fiscal Year 2021 Financial Results

Revenue was RMB67.6 million (US$10.3 million) for the third quarter of fiscal year 2021, compared with RMB103.5 million in the same period of last year, primarily due to latest regulatory policy and the extended impact of COVID-19, partially offset by the proactive curricular upgrade in response to the evolving market needs.

Cost of revenue decreased by 15.9% to RMB42.5 million (US$6.5 million) for the third quarter of fiscal year 2021 from RMB50.5 million in the same period of last year, primarily attributable to decreased staff costs and the ongoing optimization of the learning center network.

Gross profit was RMB25.2 million (US$3.8 million) for the third quarter of fiscal year 2021, compared with RMB53.0 million in the same period of last year.

General and administrative expenses decreased by 9.0% to RMB30.4 million (US$4.6 million) for the third quarter of fiscal year 2021 from RMB33.4 million in the same period of last year, primarily due to the improved human resource management.

Sales and marketing expenses decreased by 14.2% to RMB7.5 million (US$1.1 million) for the third quarter of fiscal year 2021 from RMB8.8 million in the same period of last year.

Operating loss was RMB12.8 million (US$1.9 million) for the third quarter of fiscal year 2021, compared with operating income of RMB10.9 million in the same period of last year. Adjusted operating loss(1) (non-GAAP), which is calculated as operating income excluding share-based compensation expenses, was RMB6.8 million (US$1.0 million) for the third quarter of fiscal year 2021, compared with adjusted operating income of RMB17.0 million in the same period of last year.

Income tax benefit was RMB1.3 million (US$0.2 million) for the third quarter of fiscal year 2021, compared with income tax expense of RMB6.2 million in the same period of last year.

Net loss was RMB8.8 million (US$1.3 million) during the third quarter of fiscal year 2021, compared with net income of RMB11.3 million in the same period of last year. Adjusted net loss (2) (non-GAAP), which is calculated as net income excluding share-based compensation expenses and fair value change of the Company’s investments, was RMB4.5 million (US$0.7 million) for the third quarter of fiscal year 2021, compared with adjusted net income of RMB14.5 million in the same period of last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the third quarter of fiscal year 2021 were both RMB0.19 (US$0.03), compared with net income of RMB0.24 and RMB0.23, respectively, for the same period of last year. Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders(3) (non-GAAP), which is calculated as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments measured at fair value per ADS attributable to ordinary shareholders, were both RMB0.10 (US$0.01) for the third quarter of fiscal year 2021, compared with adjusted net income of RMB0.31 and RMB0.30, respectively, for the same period of last year.

Cash and cash equivalents. As of November 30, 2020, the Company had cash and cash equivalents of RMB439.0 million (US$66.8 million), compared with RMB404.7 million as of February 29, 2020.

First Nine Months Fiscal Year 2021 Financial Results

Revenue was RMB210.1 million (US$31.9 million) for the first nine months of fiscal year 2021, compared with RMB318.0 million in the same period of last year, primarily due to the impact of the COVID-19 and latest regulatory policy, partially offset by the proactive curricular upgrade in response to the evolving market needs.

Cost of revenue decreased by 17.9% to RMB126.9 million (US$19.3 million) for the first nine months of fiscal year 2021 from RMB154.7 million in the same period of last year, primarily attributable to decreased staff costs and the ongoing restructuring and optimization of the learning center network.

Gross profit was RMB83.2 million (US$12.6 million) for the first nine months of fiscal year 2021, compared with RMB163.3 million in the same period of last year.

General and administrative expenses decreased by 10.9% to RMB88.7 million (US$13.5 million) for the first nine months of fiscal year 2021 from RMB99.5 million in the same period of last year.

Sales and marketing expenses decreased by 15.8% to RMB22.5 million (US$3.4 million) for the first nine months of fiscal year 2021 from RMB26.7 million in the same period of last year.

Operating loss was RMB28.0 million (US$4.3 million) for the first nine months of fiscal year 2021, compared with operating income of RMB37.1 million in the same period of last year. Adjusted operating loss, which excludes share-based compensation expenses, was RMB7.1 million (US$1.1 million) for the first nine months of fiscal year 2021, compared with adjusted operating income of RMB60.4 million in the same period of last year.

Net loss was RMB16.4 million (US$2.5 million) during the first nine months of fiscal year 2021, compared with net income of RMB35.8 million in the same period of last year. Adjusted net income, which excludes share-based compensation expenses and fair value change of the Company’s investments measured at fair value, was RMB1.7 million (US$0.3 million) for the first nine months of fiscal year 2021, compared with RMB52.6 million in the same period of last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the first nine months of fiscal year 2021 were both RMB0.35 (US$0.05), compared with net income of RMB0.72 and RMB0.70, respectively, for the same period of last year. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the first nine months of fiscal year 2021 were both RMB0.04 (US$0.01), compared with RMB1.07 and RMB1.04, respectively, for the same period of last year.

Business Outlook

For the fourth quarter of fiscal year 2021, the Company expects to generate revenue in the range of RMB64.0 million to RMB67.5 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on January 12, 2021 (9:00 PM Beijing/Hong Kong time on January 12, 2021)

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until January 19, 2021, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10150947

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers. Over the years, the quality of the Company’s education services has been demonstrated by its student outstanding academic performance.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses certain non-GAAP measures, including primarily adjusted operating income/loss, adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses. Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and fair value change of the Company’s investments. Adjusted basic/ diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments measured at fair value per ADS attributable to ordinary shareholders. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses, fair value change of investments measured at fair value and impairment loss on intangible assets and goodwill (where applicable) that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of investments measured at fair value (where applicable) that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5760 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on November 30, 2020.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 29,	November 30,	November 30,
	2020	2020	2020
	RMB	RMB	USD
Current assets
Cash and cash equivalents	404,652	439,001	66,758
Accounts receivable and contract assets	1,261	1,076	164
Other receivables, deposits and other assets	18,484	12,091	1,839
Short-term investments	10,000	-	-
Long-term investment under fair value - current	181,821	32,651	4,965
Total current assets	616,218	484,819	73,726

Non-current assets
Restricted cash	37,703	10,198	1,551
Property and equipment, net	19,749	15,806	2,404
Operating lease right-of-use assets	190,074	187,243	28,474
Intangible asset, net	8,765	7,630	1,160
Goodwill	35,163	36,967	5,622
Deferred tax assets	13,445	20,463	3,112
Equity method investments	1,295	41,816	6,359
Long-term investments under fair value - non current	104,414	232,220	35,313
Other non-current assets	10,790	13,150	1,998
Total non-current assets	421,398	565,493	85,993
TOTAL ASSETS	1,037,616	1,050,312	159,719

Current liabilities
Amounts due to related parties	1,323	2,054	312
Accrued expenses and other current liabilities	75,118	82,378	12,527
Operating lease liabilities – current	51,842	46,442	7,062
Income tax payable	12,789	12,915	1,964
Deferred revenue	71,946	106,211	16,152
Total current liabilities	213,018	250,000	38,017

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 29,	November 30,	November 30,
	2020	2020	2020
	RMB	RMB	USD
Non-current liabilities
Deferred tax liabilities	2,136	1,789	272
Operating lease liabilities – non-current	147,510	135,091	20,543
Total non-current liabilities	149,646	136,880	20,815
TOTAL LIABILITIES	362,664	386,880	58,832

EQUITY
Total equity	674,952	663,432	100,887
TOTAL LIABILITIES AND EQUITY	1,037,616	1,050,312	159,719

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Revenue	103,505	67,603	10,280	317,984	210,084	31,947
Cost of revenue	(50,485)	(42,452)	(6,456)	(154,656)	(126,922)	(19,301)
Gross profit	53,020	25,151	3,824	163,328	83,162	12,646

General and administrative expenses	(33,394)	(30,394)	(4,622)	(99,546)	(88,681)	(13,486)
Sales and marketing expenses	(8,754)	(7,515)	(1,143)	(26,657)	(22,453)	(3,414)
Operating income (loss)	10,872	(12,758)	(1,941)	37,125	(27,972)	(4,254)

Subsidy income	1,102	1,996	304	8,497	9,848	1,498
Interest income	1,531	824	125	4,143	2,716	413
Other income, net	4,113	664	101	6,166	1,326	202
Income (loss) before income taxes and loss from equity method investments	17,618	(9,274)	(1,411)	55,931	(14,082)	(2,141)

Income tax (expense) benefit	(6,247)	1,348	205	(19,927)	(47)	(7)
Loss from equity method investments	(47)	(890)	(135)	(202)	(2,254)	(343)

Net income (loss)	11,324	(8,816)	(1,341)	35,802	(16,383)	(2,491)
Net income attributable to non-controlling interest	73	80	12	1,546	141	21
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	11,251	(8,896)	(1,353)	34,256	(16,524)	(2,512)

Net income (loss) per ordinary share:
Basic	0.48	(0.38)	(0.06)	1.44	(0.71)	(0.11)
Diluted	0.46	(0.38)	(0.06)	1.39	(0.71)	(0.11)

Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	23,581,105	23,131,195	23,131,195	23,843,323	23,131,195	23,131,195
Diluted	24,359,668	23,131,195	23,131,195	24,607,148	23,131,195	23,131,195

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Net income (loss)	11,324	(8,816)	(1,341)	35,802	(16,383)	(2,491)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(4,406)	(19,164)	(2,914)	49,195	(28,797)	(4,379)
Comprehensive income (loss)	6,918	(27,980)	(4,255)	84,997	(45,180)	(6,870)
Less: Comprehensive income attributable to non-controlling interest	73	80	12	1,546	141	21
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	6,845	(28,060)	(4,267)	83,451	(45,321)	(6,891)

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Three Months Ended November 30,			Nine Months Ended November 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Operating income (loss)	10,872	(12,758)	(1,941)	37,125	(27,972)	(4,254)
Add: share-based compensation expenses	6,089	6,004	913	23,248	20,919	3,181
Adjusted operating income (loss) (non-GAAP)	16,961	(6,754)	(1,028)	60,373	(7,053)	(1,073)

Net income (loss)	11,324	(8,816)	(1,341)	35,802	(16,383)	(2,491)
Add: share-based compensation expenses (net of tax effect of nil)	6,089	6,004	913	23,248	20,919	3,181
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	(2,927)	(1,736)	(264)	(6,474)	(2,855)	(434)
Adjusted net income (loss) (non-GAAP)	14,486	(4,548)	(692)	52,576	1,681	256

Basic net income (loss) per ADS attributable to ordinary shareholders	0.24	(0.19)	(0.03)	0.72	(0.35)	(0.05)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.13	0.13	0.02	0.49	0.45	0.07
Add: fair value change of investments per ADS attributable to ordinary shareholders	(0.06)	(0.04)	0.00	(0.14)	(0.06)	(0.01)
Adjusted basic net income (loss) per ADS attributable to ordinary shareholders (non-GAAP)	0.31	(0.10)	(0.01)	1.07	0.04	0.01
Diluted net income (loss) per ADS attributable to ordinary shareholders	0.23	(0.19)	(0.03)	0.70	(0.35)	(0.05)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.12	0.13	0.02	0.47	0.45	0.07
Add: fair value change of investments per ADS attributable to ordinary shareholders	(0.05)	(0.04)	0.00	(0.13)	(0.06)	(0.01)
Adjusted diluted net income (loss) per ADS attributable to ordinary shareholders (non-GAAP)	0.30	(0.10)	(0.01)	1.04	0.04	0.01
Weighted average ADSs used in calculating earnings per ADS
Basic	47,162,210	46,262,390	46,262,390	47,686,646	46,262,390	46,262,390
Diluted	48,719,335	46,262,390	46,262,390	49,214,297	46,262,390	46,262,390